August 28, 2024

Umesh Singh
Chief Executive Officer
Givbux, Inc.
2751 W Coast Hwy, Suite 200
Newport Beach, CA 92663

       Re: Givbux, Inc.
           Registration Statement on Form 10-12G
           Filed August 16, 2024
           File No. 000-52142
Dear Umesh Singh:

       Our initial review of your registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, your registration statement fails to include the interim financial statements required by Item 13 of Form 10.

         This registration statement will become effective automatically 60 days after its initial filing. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   John E. Dolkart, Jr.